Mexus Gold US

August 16, 2016

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:  Mexus Gold US

Request for Withdrawal Post-Effective Amendment No. 1 to Form S-8 filed under form type

POS AM (File No. 333-205912)

Ladies and Gentleman:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Mexus Gold US (the “Company”), submits this letter to notify the Securities and Exchange Commission (the “SEC”) of an inadvertent EDGAR filing submission error.   On August 16, 2016, the Company mistakenly filed with the SEC via EDGAR, a Post-Effective Amendment No. 1 to Form S-8 on the wrong form type (POS AM).  No securities have been sold pursuant to this filing.

We wish to withdraw the amendment to correct this error.  Simultaneous with the submission of this letter, we will be filing a revised Post-Effective Amendment No. 1 on Form Type S-8 POS solely to rectify the filing error specified above.

Thank you for your assistance with this matter.

Sincerely,

Mexus Gold US

/s/ Paul Thompson, Sr.

Paul Thompson, Sr.

Chief Executive Officer